                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                AMENDMENT NO. 3

                                      TO

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       Building One Services Corporation
                               (Name of Issuer)

                       Building One Services Corporation
                     (Name of Person(s) Filing Statement)


                                 COMMON STOCK
                        (Title of Class of Securities)

                                   120114103
                     (CUSIP Number of Class of Securities)


                                 Joseph M. Ivey
                     President and Chief Executive Officer
                       Building One Services Corporation
                   800 Connecticut Avenue, N.W., Suite 1111
                             Washington, DC  20006
                                (202) 261-6000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing the Statement)


                                  Copies to:
F. Traynor Beck, Esquire                           Linda Griggs, Esquire
Executive Vice President, General Counsel          Morgan, Lewis & Bockius LLP
Secretary, Building One Services Corporation       1800 M Street. N.W.
800 Connecticut Avenue, N.W., Suite 1111           Washington, DC  20036
Washington, DC  20006                              (202) 467-7000
(202) 261-6000



                               February 19, 1999
    (Date Tender Offer First Published, Sent or Given to Security Holders)
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     This Amendment No. 3 modifies and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 dated February 19, 1999, as amended on April 6, 1999 and April 26, 1999, filed by Building One Services Corporation, a Delaware corporation (the "Issuer").

Item 1.   Security and Issuer.

     (a) On April 30, the Issuer issued a press release announcing the preliminary results of its issuer tender offer. A copy of this press release is filed as Exhibit (a)(16) hereto, and is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     Item 3 paragraph (d) is amended by adding the following to the first paragraph:

Effective April 30, 1999 the three designees of Boss Investment, Andrew Africk, Michael Gross and Brooks Newmark, were appointed to the Board of Directors. Also effective April 30, 1999, David Ledecky and Thomas D. Heule resigned from the Board of Directors.


Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby amended to include the following exhibits:

     (a)(16)   Press Release dated April 30, 1999.

     (b)(2) Indenture, dated April 30, 1999, for 7 1/2% Convertible Junior Subordinated Debentures Due 2012 between Building One Services Corporation and the United States Trust Company, as Trustee.

     (b)(4)(i) Amendment No. 1 to the Investors' Rights Agreement, dated April 6, 1999, between Building One Services Corporation and Boss Investment LLC.

     (b)(7)    Indenture, dated April 30, 1999, for up to $400,000,000 10 1/2%
               Senior Subordinated Notes between Building One Services Corporation, the Subsidiary Guarantors named therein, and IBJ Whitehall Bank & Trust Company, as Trustee.

     (b)(8) Credit Agreement, dated April 30, 1999, among Building One Services Corporation, various lending institutions, Goldman Sachs Credit Partners L.P., as Documentation Agent, Salomon Smith Barney Inc., as Syndication Agent, and Bankers Trust Company, as Administrative Agent.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              BUILDING ONE SERVICES CORPORATION

                              By:        /s/ Joseph M. Ivey
                                 --------------------------------------------
                                 Name:  Joseph M. Ivey
                                 Title: President and Chief Executive Officer


Dated: May 4, 1999
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                                 EXHIBIT INDEX

Exhibit                                  Description
------                                   -----------
(a)(16)                       Press Release dated April 30, 1999.

(b)(2) Indenture, dated April 30, 1999, for 7 1/2% Convertible Junior Subordinated Debentures Due 2012 between Building One Services Corporation and the United States Trust Company, as Trustee.

(b)(4)(i) Amendment No.1 to the Investors' Rights Agreement, dated April 6, 1999, between Building One Services Corporation and Boss Investment LLC.


(b)(7) Indenture, dated April 30, 1999 for up to $400,000,000 10 1/2% Senior Subordinated Notes between Building One Services Corporation, the Subsidiary Guarantors named therein, and IBJ Whitehall Bank & Trust Company, as Trustee.


(b)(8) Credit Agreement dated April 30, 1999, among Building One Services Corporation, various lending institutions, Goldman Sachs Credit Partners L.P., as Documentation Agent, Salomon Smith Barney Inc., as Syndication Agent, and Bankers Trust Company, as Administrative Agent.